UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

MSC INDUSTRIAL DIRECT CO., INC.
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities)

553530 10 6
(CUSIP Number)

DECEMBER 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 553530 10 6	SCHEDULE 13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Marjorie Gershwind
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,088,717
	6	SHARED VOTING POWER 16,154
	7	SOLE DISPOSITIVE POWER 2,088,717
	8	SHARED DISPOSITIVE POWER 16,154
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,104,871
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.5%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 553530 10 6	SCHEDULE 13G	Page 3 of 6 Pages

Item 1.	(a)	NAME OF ISSUER

MSC Industrial Direct Co., Inc. (the “Company”)

	(b)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

75 Maxess Road Melville, New York 11747

Item 2.	(a)	NAME OF PERSON FILING

Marjorie Gershwind (“Ms. Gershwind”)

	(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE

The address of the principal business office of Ms. Gershwind is c/o JFI, 152 West 57th Street, New York, NY 10019.

	(c)	CITIZENSHIP

United States.

	(d)	TITLE OF CLASS OF SECURITIES

Class A Common Stock, par value $.001 per share (the “Class A Common Stock”)

	(e)	CUSIP NUMBER

553530 10 6

Item 3.	Not applicable.

Item 4.	OWNERSHIP.

(a)	AMOUNT BENEFICIALLY OWNED:

As of the date hereof, Ms. Gershwind  may be deemed to beneficially own 2,104,871 shares of Class A Common Stock as a result of her direct or indirect ownership of, and/or voting and dispositive power over:

CUSIP No. 553530 10 6	SCHEDULE 13G	Page 4 of 6 Pages

(1)	16,154 shares of Class A Common Stock held by The Gershwind Family Foundation, of which Ms. Gershwind is a director;
(2)
467,836 shares of Class B Common Stock, par value $.001 per share, that are convertible into shares of Class A Common  Stock on a  one-for-one basis (the “Class B Common Stock"), held by Ms. Gershwind; and

(3)	1,620,881 shares of Class B Common Stock held by grantor retained annuity trusts, of which Mrs. Gershwind is the settlor and trustee and other trusts over whose portfolio securities Ms. Gershwind exercises voting and dispositive power.

(b)	PERCENTAGE OWNED:

Based on calculations made in accordance with Rule 13d-3, and there being 44,847,717 shares of Class A Common Stock outstanding as of December 28, 2016 (as reported by the Company in its Quarterly Report on Form 10-Q for the fiscal quarter ended December 3, 2016),  Ms. Gershwind may be deemed to beneficially own approximately 4.5% of the outstanding Class A Common Stock.

CUSIP No. 553530 10 6	SCHEDULE 13G	Page 5 of 6 Pages

(c)	NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS POWER TO DIRECT THE DISPOSITION:

(i)	Sole voting power:	2,088,717

(ii)	Shared voting power:	16,154

(iii)	Sole dispositive power:	2,088,717

(iv)	Shared dispositive power:	16,154

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS As of the date hereof, Ms. Gershwind has ceased to be the beneficial owner of more than 5% of the Class A Common Stock.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP Not applicable.

Item 10.	CERTIFICATION Not applicable.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP No. 553530 10 6	SCHEDULE 13G	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 13, 2017

Marjorie Gershwind

By:	/s/ J. Robert Small
J. Robert Small
Attorney-in-fact